Free-Writing Prospectus

$760,379,000

SLM Student Loan Trust 2010-2

Issuing Entity

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Master Servicer and Administrator

Student Loan-Backed Notes

On or about August 26, 2010, the trust will issue:

Class	Principal	Interest Rate	Maturity
Floating Rate Class A Notes	$738,000,000	1-month LIBOR plus 0.50%	April 25, 2033
Floating Rate Class B Notes	$22,379,000	1-month LIBOR plus 0.90%	December 28, 2043

The trust will make payments primarily from collections on a pool of FFELP student loans.  Interest and principal on the notes will be payable monthly on the 25th day (or if such day is not a business day, the next business day) of each calendar month, beginning in September 2010.  In general, the trust will pay principal to the class A notes until such class of notes is paid in full, and then to the class B notes until paid in full.  Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.  Credit enhancement for the notes consists of excess interest on the trust student loans, subordination of the class B notes to the class A notes, overcollateralization and the reserve account.  In addition, the trust will deposit funds, on the closing date, into the capitalized interest account.  These funds will be available only for a limited period of time.  The interest rates on the notes will be determined by reference to LIBOR.  A description of how LIBOR is determined appears under “Additional Information Regarding the Notes—Determination of Indices—LIBOR” in the base prospectus.

We are offering the notes through the underwriters when and if issued.  Application has been made for the notes to be listed on the Official List of the Luxembourg Stock Exchange and to be traded on the Luxembourg Stock Exchange’s Euro MTF Market.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

The notes are asset-backed securities issued by and are obligations of the issuing entity, which is a trust. They are not obligations of or interests in SLM Corporation, the sponsor, administrator, master servicer, depositor, any seller or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

All of the class B notes will be retained by the depositor or an affiliate of the depositor.  This free-writing prospectus also covers the resale of the class B notes from time to time by the depositor or an affiliate of the depositor.

____________ Book-Runner
BofA Merrill Lynch
____________ Co-Manager
RBS
____________ August 18, 2010

The Information in this Free Writing Prospectus

The information contained herein refers to and supplements certain of the information contained in the Free-Writing Prospectus, dated August 16, 2010 (the “initial free-writing prospectus”) and in the Term Sheet, dated August 17, 2010 (the “term sheet”).  Capitalized terms not defined herein shall have the meanings ascribed to such terms in the initial free-writing prospectus or in the term sheet, as applicable.

Use of Proceeds

The trust will purchase the initial trust student loans from the depositor under the initial sale agreement in exchange for the issuance of the notes and the issuance of the excess distribution certificate to the depositor.  The depositor will use the net proceeds from the sale of the notes to the underwriters to pay to the trust the initial deposits to the collection account, the capitalized interest account, the supplemental purchase account and the reserve account.

The depositor will then use the proceeds paid to the depositor by the underwriters to pay to the sellers the respective purchase prices due to those sellers for the initial trust student loans purchased by the depositor.

Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor.  Expenses to be paid by the depositor are estimated to be approximately $676,737.

Underwriting

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.  It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and Euroclear, as applicable, on or about August 26, 2010 against payment in immediately available funds.

Subject to the terms and conditions in the underwriting agreement dated August 16, 2010 and the pricing agreement to be dated August 18, 2010, the depositor has agreed to cause the trust to issue to the depositor, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of notes shown opposite its name:

Underwriter	Class A Notes	Class B Notes
Banc of America Securities LLC	$ 590,400,000	$ 17,903,200
RBS Securities Inc.	147,600,000	4,475,800
Total	$ 738,000,000	$ 22,379,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased.

The offering prices, underwriter discounts and dealer concessions and reallowances will be set forth in the prospectus supplement.

The depositor and SLM ECFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market.  The depositor has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice.  No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates.  The trust may, from time to time, invest the funds in the trust accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.

One or more of the underwriters or its affiliates may retain a material percentage of any class of notes for its own account.  The retained notes may be resold by such underwriter or such affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale.

The depositor or its affiliate will retain all of the class B notes for its own account.  Some or all of the retained notes may be resold by the depositor or an affiliate of the depositor at any time in one or more negotiated transactions at varying prices to be determined at the time of sale.  See “Risk Factors—Retention Of The Class B Notes By The Depositor Or Its Affiliates May Reduce The Liquidity Of The Class B Notes” in the initial free-writing prospectus.

Ratings of the Notes

It is a condition to the issuance and sale of the class A notes that they be rated in the highest investment rating category by Moody’s and S&P. It is a condition to the issuance and sale of the class B notes that they be rated in one of the three highest investment rating categories by Moody’s and S&P. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

A rating addresses only the likelihood of the timely payment of stated interest and the payment of principal at final maturity, and does not address the timing or likelihood of principal distributions prior to final maturity.

SLM Student Loan Trust 2010-2

Issuing Entity

$738,000,000 Floating Rate Class A Student Loan-Backed Notes

$22,379,000 Floating Rate Class B Student Loan-Backed Notes

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Master Servicer and Administrator

_____________

Book-Runner

BofA Merrill Lynch

_____________

Co-Manager

RBS

_____________

August 18, 2010